Exhibit 21.1

ENTITY	JURISDICTION

Embark Corp.	Delaware
Embark Online, Inc.	Delaware
Goto College Holdings, Inc.	Delaware
MRU ABS LLC	Delaware
MRU ABS II LLC	Delaware
MRU Funding SPV Inc.	Delaware
MRU Lending, Inc.	Delaware
MRU Lending Holdco, LLC	Delaware
MRU Originations, Inc.	Delaware
MRU Universal Guaranty Agency, Inc.	Delaware
Student Services SPV, Inc.	Delaware
Education Empowerment Funding, LLC	Delaware
Iempower, Inc.	Delaware